Exhibit 4

                                [Advantest logo]

                              Advantest Corporation
                           Business Report for FY2002
                     (April 1, 2002 through March 31, 2003)

                                [Cover graphics]

To Our Shareholders
--------------------------------------------------------------------------------

         Let us report on the business results of Advantest on a consolidated basis during the period of fiscal year 2002 (April 1, 2002 through March 31, 2003).

         During the fiscal year, the world economy continued to experience falling stock prices and global deflation caused by stagnating growth in North America and Europe and the poor economy in Japan. These factors served to increase uncertainty for the coming future.

         In the electronics industry, notwithstanding certain signs of improvement, neither the semiconductor nor the tester market reached a true state of recovery as both Japanese and overseas telecommunication carriers and semiconductor manufacturers continued significant cuts in their capital expenditures in light of the reduced demand for telecommunications equipment caused by restrained global investment in telecommunication infrastructures and information technologies, sluggish personal computer sales and falling semiconductor prices.

         Despite the Company's efforts to tackle these market conditions through the timely introduction of new products and programs to increase customer satisfaction, orders and sales remained weak as customers continued to restrain their investment levels. In response to this challenging environment, the Company continued its efforts to step up structural reforms. The Company implemented a number of structural reforms aimed at improving profitability, including selectively focusing on certain businesses and renovation of business processes, a significant reduction of personnel and other expenses, which involved the reduction of headcount, and a restraint of capital expenditures.

         As a result of the above, as compared with the previous fiscal year, incoming orders increased by 55.0% to (Y)101.4 billion, net sales increased by 2.6% to (Y)97.7 billion, while ordinary loss was (Y)18.6 billion and net loss was (Y)12.9 billion, as the adverse results from the previous fiscal year continue. Overseas sales as a percentage of total sales was 60.2%, as compared to 60.4%

         The global economy is in general experiencing growing uncertainty as consumption slows and unemployment levels rise throughout the world, in addition to concerns regarding the economic consequences of the war on Iraq and of the SARS epidemic.

         Despite some signs of recovery with respect to investments in the development and production of next generation or state-of-the-art technologies, participants in the electronics industry, including semiconductor and telecommunication equipment manufacturers, are in general continuing their curb on capital expenditures. As a result, demand is not expected to pick up until the second half of the upcoming fiscal year.

         As such, while the business conditions affecting the Company can be expected to recover somewhat beginning in the second half of the fiscal year, difficult challenges and uncertainties are expected to remain. In response to this environment, the Company will focus on improving profitability through efforts to expand sales by introducing new products, in addition to renovation of its business processes, including continued production restructuring, and significant cost-cutting measures.

         As part of its structural reform program, the Company will spin off and transfer its semiconductor test equipment manufacturing operations to Advanelectron Co., Ltd. on July 1, 2003. In addition, the Company will cause Advantest Instruments Corporation to merge into Advanelectron Co., Ltd., which will be renamed Advantest Manufacturing, Inc.

         In addition, the Company is focused on improving operating results through establishing an operating structure that responds timely to market changes, promoting early development of key future technologies and providing timely customer solutions under the concept of "GETsolution".1

         The Company began listing on the New York Stock Exchange in September 2001. The Company hopes this listing will facilitate its overseas business activities, particularly in the U.S., and will seek to strengthen its investor relations and disclosure efforts and increase public recognition of the Company.

         The Company launched in October 2001 a company-wide initiative called "Initiative 21." This initiative seeks to promote effective ideas and strategies at all levels of the Company, from the sales, development and manufacturing to maintenance and administrative divisions, in order to improve the Company's competitiveness. Through the efforts of each and every employee in accepting new challenges, the Company seeks to achieve further growth while fulfilling its social mission. This initiative will continue through 2004, the year that marks the Company's 50th anniversary.

         In order to strengthen its corporate governance and ensure timely response to rapid changes in the business environment, the Company reorganized its Board of Directors and introduce the Executive Officer system. Specifically, the monitoring/supervisory and executive functions of the Board of Directors will be separated from each other and individually strengthened. The Board of Directors, as the highest decision-making organ, will be responsible for the formulation of group-wide business policies and strategies as well as the monitoring and supervision of operations. The number of directors will be significantly reduced to streamline and revitalize the Board meetings. At the same time, the Company introduced the Executive Officer system. These Executive Officers will be delegated clearly defined authority to enable them to run operations speedily and efficiently and would have clearly defined responsibilities for running operations. In addition, the Company appointed an additional outside corporate auditor to strengthen the auditing function of the Board of Corporate Auditors.

         We look forward to your continued support and guidance as shareholders.



                  [Picture of Hiroshi Oura and Toshio Maruyama]

           Hiroshi Oura                                 Toshio Maruyama
   (Chairman of the Board and CEO)             (Representative Board Director,
                                                President of Corporate Executive
                                                       Officers and COO)




                                                                     June 2003












*1 GETsolution (Globally Enabled Total solution) is the Company's service-based business designed to provide a set of comprehensive solutions to issues ranging from the design to product delivery of semiconductors.

Business Results by Segment
--------------------------------------------------------------------------------

Automated Test Equipment Segment

                    [Picture of the Memory test system T5593]

         The automated test equipment segment continued to see low levels of capital expenditures by semiconductor manufacturers. However, despite the stagnating growth in personal computers and high-speed communication, demand for testers used in the manufacturing of digital consumer devices remained strong as DVD devices, digital cameras and other digital electronics recorded strong sales primarily in Japan, and the shift toward full-color screens and camera-equipped models generated significant replacement demand for mobile phones.

         In the memory tester market, flash memory testers recorded strong sales. In addition, DRAM testers received an increased level of inquiries as investments were being made in back-end manufacturing in response to the shift from synchronized DRAM to DDR-DRAM. For this market, the Company introduced the T5593 high-speed memory tester for next generation DDR memory chips and a new memory handler model within the M6500 series for high-speed DRAM.


                [Picture of the VLSI test system T6575/6565/6535]


         In the SoC (System-on-a-Chip) tester market, sales of the T6500 series VLSI test systems were strong due to the expanded production of digital consumer electronics and DVD devices. In addition, due to the strong market for LCD driver ICs used in LCD displays, digital cameras and mobile phones, the T6300 series LCD driver test systems recorded strong sales in Japan, Korea and Taiwan. In response to the testing needs for increasingly complex SoC devices, the Company announced in July 2002 its proposal to establish a consortium, the "Semiconductor Test Consortium, Inc.", or STC, toward achieving a truly open test architecture. This consortium, responsible for setting and approving the OPENSTAR standard, was formed in March 2003 and has officially begun working toward establishing a highly scalable and flexible industry standard for testers. Through the adoption of the OPENSTAR standard, the Company will provide a group of products that can cover devices ranging from specialized, single purpose ones to general purpose ones.

         With respect to maintenance services, in order to drastically speed up the global distribution of maintenance parts, the Company worked with Federal Express to establish a system that cuts delivery time by more than half, to within 24 hours to customer in Japan. In October 2002, the Company transferred its software support operations to a subsidiary, Advantest Customer Engineering Corporation, to centralize its after-sales support services. This subsidiary, which was renamed Advantest Customer Support Corporation, provides strengthened comprehensive support solutions.

         As a result of the above, incoming orders in the automated test equipment segment, as compared with the previous fiscal year, increased by 82.2% to (Y)89.3 billion, while net sales of the segment increased by 14.4% to (Y)84.9 billion. Overseas sales as a percentage of total sales in the automated test equipment segment was 65.4%, as compared to 68.6% in the previous fiscal year.



Measuring Instrument Segment

                  [Picture of the RF component analyzer R3860]

         The wireless communication market has generally been weak due to delays in the launch of IMT20002 services in North America and Europe. Meanwhile, spectrum analyzers for the wireless LAN market generated strong sales as the market for wireless LAN devices was relatively successful. For this market, the Company is introducing a number of measuring instruments based on its WMT3 platform, including a high-performance signal analyzer for next-generation mobile communication.

         The fiber optic communication market experienced a further decline due to the continuing low levels of capital expenditures. For this market, the Company introduced a dispersion optical time-domain reflectometer and a laser diode test system that simultaneously tests both the basic and transmission characteristics of laser diodes.

         In connection with the termination of the distribution agreement with Tektronix, Inc., the Company established Advantest America Measuring Solutions, Inc., a subsidiary to market and service the Company's measuring instruments in the United States. By establishing its own sales channel and performing its sales and maintenance activities directly, the Company intends to provide comprehensive services that respond timely to customer needs.

         As a result of the above, incoming orders in the measuring instrument segment, as compared with the previous fiscal year, decreased by 26.0% to
(Y)12.1 billion, while net sales of the segment decreased by 39.0% to (Y)12.8 billion. Overseas sales as a percentage of total sales in the measuring instrument segment was 25.8%, as compared to 31.3% in the previous fiscal year.


    *2 "IMT2000" - International Mobile Telecommunications 2000. The third generation of digital mobile communication technology
    *3 WMT (Wizard of Module Test) is a common platform proprietarily developed by the Company to provide measuring instruments customized for specific applications through the addition of blocks and modules necessary for the specific type of testing.

Summary of Consolidated Results (U.S. GAAP)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             FY1999         FY2000         FY2001         FY2002
--------------------------------------------------------------------------------
                                           (in millions of yen)
Incoming orders             180,880        262,485         65,465        101,487
--------------------------------------------------------------------------------
                                           (in millions of yen)
Net sales                   158,578        276,512         95,244         97,740
 Automated test equipment   135,728        241,499         74,206         84,910
 Measuring instruments       22,850         35,013         21,038         12,830
 Overseas portion of net     92,450        197,863         57,496         58,867
 sales
Operating income (loss)      34,802         84,905       (37,105)       (16,743)
Net income (loss)            20,905         53,121       (23,906)       (12,994)
--------------------------------------------------------------------------------
                                                 (in yen)
Net income per share         210.63         534.44       (240.38)       (131.99)
--------------------------------------------------------------------------------
                                           (in millions of yen)
Total assets                320,892        407,431        307,562        281,224
Stockholders' equity        214,594        267,929        240,716        210,663
--------------------------------------------------------------------------------
                                                 (in yen)
Stockholders' equity per   2,159.51       2,695.15       2,420.28       2,144.23
share
--------------------------------------------------------------------------------

* "Net income (loss) per share" was calculated based on the average number of issued shares (excluding treasury stock) during the period.
    "Stockholders' equity per share" was calculated based on the number of issued shares (excluding treasury stock) as of the end of period.
    Beginning in FY2002, Advantest adopted U.S. GAAP for the preparation of its consolidated results. Numbers since FY2001 are also presented here using U.S. GAAP.

[Charts illustrating information presented in the above table]

Consolidated Financial Statements (U.S. GAAP)

----------------------------------------------------------------------------------------------------
o   Balance Sheets

----------------------------------------------------------------------------------------------------
                                                     FY2001                    FY2002
                                             (as of March 31, 2002)      (as of March 31, 2003)
----------------------------------------------------------------------------------------------------
                                                          (in millions of Yen)
                  (Assets)
Current assets                                       211,623                    182,015
 Cash and cash equivalents                           105,932                     87,338
 Trade accounts receivables, less allowance           33,196                     42,921
    for doubtful accounts
 Inventories                                          52,888                     34,995
 Deferred tax assets                                  16,507                     14,158
 Other current assets                                  3,100                      2,603
Investment securities                                  8,244                      6,928
Property, plant and equipment                         58,488                     55,431
Deferred tax assets                                   19,475                     29,215
Intangible assets                                      6,897                      5,291
Other assets                                           2,835                      2,344

----------------------------------------------------------------------------------------------------
                Total assets                         307,562                    281,244
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
               (Liabilities)                              (in millions of Yen)
Current liabilities                                   23,232                     28,398
 Current installments of long term debt                  302                      2,357
 Trade accounts payable                                4,442                     10,787
 Accrued expenses                                     15,497                     10,909
 Other current liabilities                             2,991                      4,345
Long-term debt, excluding current installments        27,002                     24,645
Accrued pension and severance cost                    13,540                     14,219
Other long-term liabilities                            2,796                      2,987
Total liabilities                                     66,570                     70,249
----------------------------------------------------------------------------------------------------
            (Minority interests)

Minority interests                                       276                        312
----------------------------------------------------------------------------------------------------
           (Stockholders' equity)
Common Stock                                          32,363                     32,363
Capital surplus                                       32,973                     32,973
Retained earnings                                    178,998                    162,547
Accumulated other comprehensive income (loss)        (1,184)                    (4,055)
Treasury stock                                       (2,434)                   (13,165)
 Total stockholders' equity                          240,716                    210,663
----------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity         307,562                    281,224
----------------------------------------------------------------------------------------------------





o   Capital expenditures, Depreciation and amortization

--------------------------------------------------------------------------------
                                             FY2001                   FY2002
--------------------------------------------------------------------------------
                                                     (in millions of Yen)
Capital expenditures                         14,458                    7,564
Depreciation and amortization                11,289                   10,942
--------------------------------------------------------------------------------

o  Statements of Income

--------------------------------------------------------------------------------
                                             FY2001                   FY2002
--------------------------------------------------------------------------------
                                                     (in millions of Yen)
Net sales                                    95,244                   97,740
--------------------------------------------------------------------------------
Cost of sales                                76,713                   56,551
Research and development expenses            26,674                   23,615
Selling, general and administrative          28,962                   34,317
expenses
Operating income (loss)                     (37,105)                 (16,743)
--------------------------------------------------------------------------------
Other income (expense)                       (1,375)                  (1,945)
Income (loss) before income taxes           (38,480)                 (18,688)
--------------------------------------------------------------------------------
Income taxes                                (14,574)                  (5,694)
Net income (loss)                           (23,906)                 (12,994)
--------------------------------------------------------------------------------




o   Statements of Cash Flows

--------------------------------------------------------------------------------
                                             FY2001                   FY2002
--------------------------------------------------------------------------------
                                                     (in millions of Yen)

Cash flows from operating activities          9,009                   4,967
Cash flows from investing activities        (18,573)                 (8,419)
Cash flows from financing activities         (9,463)                (14,488)
Net effect of exchange rate changes
on cash and cash equivalents                  1,417                    (654)
--------------------------------------------------------------------------------
Net change in cash and cash equivalents     (17,610)                (18,594)
--------------------------------------------------------------------------------
Cash and cash equivalents at beginning
of year                                     123,542                 105,932
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year    105,932                  87,338
--------------------------------------------------------------------------------



o   Consolidated Subsidiaries

--------------------------------------------------------------------------------
41 subsidiaries (21 in Japan and 20 overseas)
--------------------------------------------------------------------------------
Advantest Laboratories Ltd.
Advantest Customer Support Corporation
Advanmechatec Co., Ltd.
Advantest Instruments Corporation
Advanmicrotech Co., Ltd.
Advanelectron Co., Ltd.
Advantest Finance, Inc.
Advantest America Corporation (Holding Co.)
Advantest America, Inc.
Advantest (Europe) GmbH
Advantest Asia Pte. Ltd.
Advantest Taiwan Inc.
Advantest (Singapore) Pte. Ltd.
   and 28 others
--------------------------------------------------------------------------------
Equity method company (1 in Japan)

Summary of Unconsolidated Results

-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                  FY1999         FY2000         FY2001         FY2002
-------------------------------------------------------------------------------------------
                                                  (in millions of Yen)
Incoming orders                     152,304        221,146         52,267         78,217
-------------------------------------------------------------------------------------------
                                                  (in millions of Yen)
Net sales                           142,209        225,309         72,928         76,686
 Automated test equipment           119,267        191,060         52,619         64,656
 Measuring instruments               22,942         34,249         20,308         12,030
 Export portion of net sales         76,970        154,813         38,714         40,570
Operating income (loss)              23,584         47,802        (39,098)       (18,209)
Net income (loss)                    14,426         31,820        (19,265)       (11,467)
-------------------------------------------------------------------------------------------
                                                        (in Yen)
Net income (loss) per share          144.82         319.08        (193.71)       (116.49)
-------------------------------------------------------------------------------------------
                                                        (in Yen)
Dividends per share                   37.00          50.00          40.00          30.00
-------------------------------------------------------------------------------------------
                                                  (in millions of Yen)
Total assets                        299,555        354,357        258,544        235,456
Stockholders' equity                203,379        230,988        204,058        178,253
-------------------------------------------------------------------------------------------
                                                        (in Yen)
Stockholders' equity per share     2,039.57       2,316.01       2,051.71       1,814.36
-------------------------------------------------------------------------------------------

* "Net income (loss) per share" was calculated based on the average number of issued shares during the period. Treasury stock was excluded from such number beginning in FY2001.
    "Stockholders' equity per share" was calculated based on the number of issued shares as of the end of period. Treasury stock was excluded from such number beginning in FY2001.
    Beginning FY2002, the Company has adopted the "Accounting Standards Regarding Calculations of Earnings Per Share of the current net earnings" and "Guideline for Accounting Standards Regarding Calculations of Earnings Per Share of the current net earnings".


       [Charts illustrating the information presented in the above table]

Unconsolidated Financial Statements
--------------------------------------------------------------------------------
o   Balance Sheets

--------------------------------------------------------------------------------
                                         FY2001                   FY2002
                                (as of March 31, 2002)    (as of March 31, 2003)
--------------------------------------------------------------------------------
                                             (in millions of Yen)
          (Assets)
Current assets                           167,079                  140,656
 Cash and deposits                        80,198                   56,949
 Trade accounts receivables               20,187                   33,740
 Inventories                              37,135                   27,218
 Other                                    29,557                   22,747
Noncurrent assets                         91,464                   94,799
 Property, plant and equipment            47,797                   44,399
    Buildings and structures              20,929                   20,066
    Machinery and equipment                3,951                    3,389
    Land                                  17,916                   18,133
    Other                                  5,000                    2,810
Intangible fixed assets                    5,946                    3,990
Investments and other assets              37,721                   46,410
 Investment securities                     6,321                    5,530
 Investment in subsidiaries               14,307                   14,087
 Other                                    17,092                   26,792
--------------------------------------------------------------------------------
           Total assets                  258,544                  235,456
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                            (in millions of Yen)
           (Liabilities)
Current liabilities                       17,817                   21,754
 Trade accounts payable                    3,996                   10,371
 Current installments of bonds                 -                    2,200
 Other                                    13,820                    9,182
Noncurrent liabilities                    36,668                   35,447
 Bonds                                    26,700                   24,500
 Long-term borrowings                        168                      125
 Allowance for retirement benefits         7,778                    8,510
 Other                                     2,021                    2,311
         Total liabilities                54,485                   57,202
--------------------------------------------------------------------------------
      (Stockholders' equity)
Common Stock                              32,362                   32,362
Capital surplus                                -                   32,973
Retained earnings                              -                  126,187
Legal reserve                             36,056                        -
Other retained earnings                  138,029                        -
Net unrealized holding gains on               44                     (104)
 other securities etc.
Treasury stock                            (2,434)                 (13,165)
    Total stockholders' equity           204,058                  178,253
--------------------------------------------------------------------------------
    Total liabilities and                258,544                  235,456
    stockholders' equity
--------------------------------------------------------------------------------
* In accordance with amendments to regulations under the Commercial Code of Japan, certain reclassifications have been made under stockholders' equity.


o   Capital expenditures, Depreciation and amortization

--------------------------------------------------------------------------------
                                              FY2001                   FY2002
--------------------------------------------------------------------------------
                                                   (in millions of Yen)
Capital expenditures                          9,416                    2,601
Depreciation and amortization                 7,206                    6,598
--------------------------------------------------------------------------------

o Statements of Income

--------------------------------------------------------------------------------
                                                 FY2001           FY2002
--------------------------------------------------------------------------------
                                                     (in millions of Yen)
 Net sales                                       72,928           76,686
--------------------------------------------------------------------------------
 Cost of sales                                   65,437           49,163
 Selling, general and administrative             46,590           45,732
  expenses
 Operating income (loss)                        (39,098)         (18,209)
--------------------------------------------------------------------------------
 Non-operating income                             8,250            4,307
 Non-operating expenses                           4,462            5,182
 Ordinary income (loss)                         (35,310)         (19,084)
--------------------------------------------------------------------------------
 Income (loss) before income taxes              (35,310)         (19,084)
--------------------------------------------------------------------------------
 Income taxes                                       106               43
 Income taxes - deferred                        (16,151)          (7,659)
 Net income (loss)                              (19,265)         (11,467)
--------------------------------------------------------------------------------
 Retained earnings brought forward                8,339            2,595
 Interim dividends                                2,486           (1,965)
 Undisposed deficit at end of year              (13,412)         (10,837)
--------------------------------------------------------------------------------


o   Appropriation of Retained Earnings

--------------------------------------------------------------------------------
                                          (in millions of Yen)

Undisposed deficit                               10,837
Reversal of voluntary reserve
  Reversal of general reserve                    14,000
    Total                                         3,162

  Earnings will be appropriated as follows:         982
    Dividends ((Y)10 per share)

Earnings to be carried forward                    2,180
--------------------------------------------------------------------------------

* On December 10,2002, the Company paid interim dividends of (Y)20 per share to its stockholders.

Domestic (Japan) Operations
--------------------------------------------------------------------------------


                            [Picture of Head Office]
                              (Shinjyuku-ku, Tokyo)

              [Map of Branch Offices and Service station in Japan]

              [Map of Branch Offices and subsidiaries around Tokyo]

                 [Picture of Nerima Office (Registered Office)]
                               (Nerima-ku, Tokyo)

                        [Picture of Western Japan Office]
                               (Suita-shi, Osaka)

                          [Picture of Gunma R&D Center]
                                (Ora-gun, Gunma)

                       [Picture of Kitakyusyu R&D Center]
                            (Kitakyusyu-shi, Fukuoka)

                            [Picture of Gyoda Office]
                              (Gyoda-shi, Saitama)

                          [Picture of Otone R&D Center]
                           (Kitasaitama-gun, Saitama)

                           [Picture of Gunma Factory]
                                (Ora-gun, Gunma)

                           [Picture of Gunma Factory2]
                                (Ora-gun, Gunma)

                       [Picture of Advantest Laboratories]
                              (Sendai-shi, Miyagi)

                           [Picture of Menuma Factory]
                              (Osato-gun, Saitama)



1   Advantest Finance Inc. (Shinjyuku-ku, Tokyo)
2   Advanelectron Co., Ltd. (Osato-gun, Saitama)
3   Advantest Instruments Corporation (Ora-gun, Gunma)
4   Advantest Tokyo Systems Co., Ltd. (Nerima-ku, Tokyo)
5   Advanmechatec Co., Ltd. (Kitasaitama-gun, Saitama)
6   Advantest DI Corporation (Kitasaitama-gun, Saitama)
7   Advantest Customer Support Corporation (Gyoda-shi, Saitama)
8   Advanmicrotec Co., Ltd. (Gyoda-shi, Saitama)
9   Advanfacilities Co., Ltd. (Gyoda-shi, Saitama)
10 Advantest Technical Information Service Corporation (Gyoda-shi, Saitama) 11 Advantest Analysis Laboratory Ltd. (Gyoda-shi, Saitama)
12  Advantest Staff Resource Corporation (Gyoda-shi, Saitama)
13  Advantest Media Service Corporation (Gyoda-shi, Saitama)
14  Advantest Academy (Gyoda-shi, Saitama)
15  Advantest RF Technology Corporation (Gyoda-shi, Saitama)
16  Advansoft Development Corporation (Ora-gun, Gunma)
17  Advantest Logistics Corporation (Ora-gun, Gunma)
    Advantest Laboratories Ltd. (Sendai-shi, Miyagi)
    Advantest Tohoku Systems Co., Ltd. (Sendai-shi, Miyagi)
    Advantest Kansai Systems Co., Ltd. (Suita-shi, Osaka)
    Advantest Kyusyu Systems Co., Ltd. (Kitakyusyu-shi, Fukuoka)



                                                                      June, 2003

Worldwide Operations
--------------------------------------------------------------------------------


                      [Map of Advantest Group in the World]

                                     Europe
                      [Picture of Advantest (Europe) GmbH]
                          Head Office (Munich, Germany)

                                  Italy Branch
                                 (Milan, Italy)

                                  France Branch
                                (Meylan, France)

                                    UK Branch
                            (East kilbride, Scotland)

                                 Dresden Office
                               (Dresden, Germany)

                                 Portugal Office
                            (Vila du Conde, Portugal)



                          Advantest Europe R&D S.A.R.L.
                              (Courtaboeuf, France)


                               Worldwide Partners
                          Rohde & Schwarz GmbH & Co.KG
                                (Munich, Germany)


                                      Asia
                      [Picture of Advantest Asia Pte. Ltd.]
                                   (Singapore)

                         Advantest (Singapore) Pte. Ltd.
                                   (Singapore)

                         Advantest (Malaysia) Sdn. Bhd.
                             (Subang Jaya, Malaysia)

                       Advantest Engineering (M) Sdn. Bhd.
                               (Penang, Malaysia)

                           Advantest Philippines, Inc.
                            (Muntinlupa, Philippines)

                            Advantest Korea Co., Ltd.
                           Head Office (Seoul, Korea)

                                Technical Center
                                (Cheonan, Korea)

                                 Cheonan Factory
                                (Cheonan, Korea)

                              Advantest Taiwan Inc.
                          Head Office (Hsinchu, Taiwan)

                                Kaohsiung Office
                               (Kaohsiung, Taiwan)

                        Advantest Taiwan Engineering Inc.
                          Head Office (Hsinchu, Taiwan)

                                Kaohsiung Office
                               (Kaohsiung, Taiwan)

                          Advantest (Suzhou) Co., Ltd.
                           Head Office (Suzhou, China)

                             Shanghai Branch Office
                                (Shanghai, China)

                              Beijing Branch Office
                                (Beijing, China)

                          Advantest Shanghai Co., Ltd.
                                (Shanghai, China)


                                     America
                   [Picture of Advantest America Corporation]
                                (Santa Clala, CA)

                             Advantest America, Inc.
                          Head Office (Santa Clala, CA)

                                 Chicago Office
                               (Buffalo Glove, IL)

                                Burlington Office
                                 (Williston, VT)

                                  Austin Office
                                  (Austin, TX)

                                 Richmond Office
                              (Mechanicsville, VA)

                                  Boise Office
                                   (Boise, ID)

                                  Folsom Office
                                  (Folsom, CA)

                                Allentown Office
                                 (Allentown, PA)

                       Advantest America R&D Center, Inc.
                                (Santa Clala, CA)

                     Advantest Test Engineering Corporation
                                (Santa Clala, CA)

                      Advantest America Design Center, Inc.
                                 (Portland, OR)

                   Advantest America Measuring Solutions, Inc.
                                  (Edison, NJ)



                                                                      June, 2003

Corporate Overview
--------------------------------------------------------------------------------
  Registered name              ADVANTEST CORPORATION
  Registered office            1-32-1 Asahi-cho, Nerima-ku, Tokyo
  Head office                  Shinjuku NS Building
                               2-4-1 Nishi-Shinjuku, Shinjuku-ku
                               Tokyo, JAPAN 163-0880
                               (03) 3342-7500
  Date registered              December 2, 1954
  Number of employees          3,519 (consolidated)
  (as of March 31, 2003)       1,607 (unconsolidated)
                               * Employee numbers above do not include
                                 temporary employees
  Listed stock exchanges       Tokyo Stock Exchange, First Section (Code: 6857)
                               New York Stock Exchange (Ticker Symbol: ATE)

Directors, Corporate Auditors and Executive Officers (as of June 27, 2003)
--------------------------------------------------------------------------------
   Chairman of the Board and CEO          Hiroshi Oura
   Vice Chairman of the Board             Shinpei Takeshita
   Representative Board Director          Toshio Maruyama
   Director                               Kiyoshi Miyasaka
   Director                               Junji Nishiura
   Director                               Hiroji Agata
   Director                               Hitoshi Owada
   Standing Corporate Auditor             Noboru Yamaguchi
   Standing Corporate Auditor             Tadahiko Hirano
   Corporate Auditor                      Keizo Fukagawa
   Corporate Auditor                      Takashi Takaya

   President of Corporate                 Toshio Maruyama
   Executive Officers and COO
   Senior Executive Officer               Kiyoshi Miyasaka
   Senior Executive Officer               Junji Nishiura
   Senior Executive Officer               Hiroji Agata
   Managing Executive Officer             Hitoshi Owada
   Managing Executive Officer             Kenichi Mitsuoka
   Managing Executive Officer             Takashi Tokuno
   Managing Executive Officer             Norihito Kotani
   Managing Executive Officer             Yuri Morita
   Executive Officer                      Jiro Katoh
   Executive Officer                      Takao Tadokoro
   Executive Officer                      Hiroyasu Sawai
   Executive Officer                      Hiroshi Tsukahara
   Executive Officer                      Masao Shimizu
   Executive Officer                      Masao Araki
   Executive Officer                      Yoshiaki Furuse
   Executive Officer                      Yuichi Kurita
   Executive Officer                      Yoshiro Yagi
   Executive Officer                      Hideaki Imada

Major Shareholders (as of March 31, 2003)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     Name of shareholder                  Number of shares      Percentage in
                                           (in thousands)       voting rights
--------------------------------------------------------------------------------
Mizuho Trust & Banking Co., Ltd.               16,023               16.33%
 (retirement benefit trust
 (Fujitsu account))
Japan Trustee Services Bank, Ltd.
 (trust account)                                5,129                5.22
Fujitsu Limited                                 4,047                4.12
The Master Trust Bank of Japan, Ltd.
  (trust account)                               3,620                3.69
UFJ Trust Bank Limited (trust account A)        3,607                3.67
The Chase Manhattan Bank N.A. London S.L.
 (omnibus account)                              2,721                2.77
State Street Bank and Trust Company             2,110                2.15
Mizuho Corporate Bank, Ltd.                     2,108                2.14
Sompo Japan Insurance Inc.                      1,956                1.99
Mitsui Asset Trust and Banking Company,
 Limited (as  investment trustee)               1,915                1.95


*Mizuho Trust & Banking Co., Ltd. holds the 16,023 thousand shares of common stock referred above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.


Share Data (as of March 31, 2003)
--------------------------------------------------------------------------------

Total number of authorized shares-------------------------------220,000,000
Total number of issued shares-----------------------------------99,783,385
Number of shareholders------------------------------------------38,816

Category breakdown of shareholders

          Category                Number of      Number of shares    Percentage
                                 shareholders     (in thousands)
--------------------------------------------------------------------------------
Financial institutions and
  securities firms                    207             54,021            54.1%
Foreign nationals and entities        424             24,417            24.5
Other individual investors         37,657             12,049            12.1
Other corporate investors             528              9,294             9.3

Guide to Common Stock
--------------------------------------------------------------------------------
 End of fiscal year                   March 31 of each year
 General meeting of shareholders      June of each year
 Record date for determining          March 31 of each year (in the case of
  eligibility to receive dividends    interim dividends, if paid, September
  payment                             30)
 Newspaper for public notices         Nihon Keizai Shimbun
                                      Web site to view Advantest's balance
                                      sheets and income statements;
                                      http://www.advantest.co.jp/j/ir/index.html


 Transfer Agent for Common Stock      (Share handling agent)
                                      Tokyo Securities Transfer Agent Co., Ltd.
                                      New Maru Building 7th floor
                                      1-5-1 Marunouchi, Chiyoda-ku
                                      Tokyo, JAPAN 100-0005
                                      (03) 3212-4611
                                      (Share handling offices)
                                      Offices or agents of the above share
                                      handling agent
 Number of shares per unit            100 shares




 Requests for Repurchase by Advantest of Shares
 Constituting Less Than A Full Unit/ Requests to
 Purchase Additional Shares from Advantest to
 Constitute a Full Unit


 Any such requests shall be made to the transfer agent stated above. However, requests to purchase additional shares from Advantest are temporarily suspended during the 12 business days before, and including, March 31 and September 30 of each year.
 The Company may establish other periods in which the handling of requests to purchase additional shares from Advantest will be temporarily suspended.





 Registration of Loss of Share Certificates


 In case of loss of share certificates, shareholders may perform the procedures for registration of lost share certificates through the transfer agent state above. Upon registration of loss of share certificate, the serial number and other information of the lost share certificates will be available for public viewing on the registry of lost share certificates. In the event that no objection against such registration is filed within one year, or that the registration is not cancelled by the shareholder within one year, such share certificate shall be cancelled and the shareholder may have a new share certificate reissued. The fee for registering the loss of share certificates is (Y)10,000 in addition to
 (Y)500 per lost share certificate.





 Inquiries related to the above shall be directed to the above transfer agent.




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